This announcement is neither an offer to purchase nor a solicitation of an offer to sell securities. The exchange offer is made solely by the Offer to Exchange dated November 3, 2004 and the related Letter of Transmittal, and any amendments or supplements thereto. The exchange offer is not being made to, nor will tenders for exchange be accepted from or on behalf of, holders of notes in any jurisdiction in which the making or acceptance of the exchange offer would not be in compliance with the securities or blue sky laws of such jurisdiction. In any jurisdiction where the securities, blue sky or other laws require the exchange offer be made by a licensed broker or dealer, the exchange offer shall be deemed to be made on behalf of Manor Care, Inc. by one or more registered brokers or dealers licensed under the laws of that jurisdiction, however, no commission or remuneration will be paid or given directly or indirectly to such brokers or dealers in connection with the exchange offer.

MANOR CARE, INC.

Offer to Exchange

2.125% Convertible Senior Notes Due 2023

for Any and All Outstanding

2.125% Convertible Senior Notes due 2023
(CUSIP Nos. 564055AD3 and 564055AE1)

THE EXCHANGE OFFER WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON WEDNESDAY, DECEMBER 1, 2004, UNLESS EXTENDED OR EARLIER TERMINATED. HOLDERS OF OLD NOTES MUST TENDER, AND NOT WITHDRAW, THEIR OLD NOTES PRIOR TO THE EXPIRATION DATE TO BE ELIGIBLE TO EXCHANGE THEIR OLD NOTES FOR NEW NOTES (AS DESCRIBED BELOW).

     Manor Care, Inc., a Delaware corporation (“Manor Care”), pursuant to Section 3(a)(9) of the Securities Act of 1933, as amended, hereby offers (i) to exchange $1,000 in principal amount of 2.125% Convertible Senior Notes due 2023 (the “New Notes”) and (ii) a one time cash payment equal to 0.25% of the principal amount of outstanding 2.125% Convertible Senior Notes due 2023 (the “Old Notes”) for each $1,000 in principal amount of its outstanding Old Notes that is properly tendered and accepted for exchange upon the terms and subject to the conditions set forth in the Offer to Exchange and in the related Letter of Transmittal. The exchange offer is not contingent upon the tender or exchange of any minimum principal amount of Old Notes. The exchange offer, however, is conditioned upon satisfaction of certain conditions.

     Because of recent accounting changes that would otherwise require Manor Care to include the underlying shares of common stock of the Old Notes in its earnings per share calculations, Manor Care is offering to exchange Old Notes for New Notes with a net share settlement mechanism, pursuant to which upon conversion New Notes will be surrendered for (1) an amount in cash up to the principal amount of the New Notes; (2) an amount in whole shares of Manor Care’s common stock equal to the conversion value of the New Notes less the principal returned; and (3) an amount in cash in lieu of any fractional shares of common stock. In addition, the New Notes will require that in the event holders of New Notes exercise their right to require Manor Care to repurchase their New Notes on certain future dates and upon the occurrence of certain events, Manor Care will be required to pay the purchase price for such New Notes in cash (in each case subject to the terms and conditions of the exchange offer).

     The Board of Directors of Manor Care has approved the exchange offer. However, neither Manor Care’s Board of Directors nor any other person makes any recommendation as to whether holders of Old Notes should choose to tender and exchange Old Notes for New Notes and no one has been authorized to make such a recommendation. Holders of Old Notes must make their own decisions as to whether to tender Old Notes for exchange, and, if so, the principal amount of Old Notes to tender.

     The exchange offer will expire at 12:00 midnight, New York City time, on December 1, 2004 unless extended by Manor Care. Manor Care expressly reserves the right in its sole discretion to extend the exchange offer and, subject to applicable law, to terminate, withdraw or amend the exchange offer at any time. Any extension of the exchange offer will be announced by press release no later than 9:00 a.m. New York City time, on the next New York Stock Exchange trading day after the previously scheduled expiration date.

     Any beneficial holder of Old Notes desiring to tender Old Notes pursuant to the exchange offer should request such beneficial owners’ custodian or nominee to effect the transaction for such beneficial owner. Participants in The Depository Trust Company (“DTC”) may electronically transmit their acceptance of the exchange offer by causing DTC to transfer Old Notes to Global Bondholder Services Corporation, the Exchange Agent for the exchange offer, in accordance with DTC’s Automated Tender Offer Program procedures for transfer.

     Tendered Old Notes may be withdrawn at any time prior to 12:00 midnight New York City time on the expiration date as such date may be extended by Manor Care in its sole discretion. Holders wishing to exercise their right of withdrawal with respect to the exchange offer must give written notice of withdrawal delivered by mail, hand delivery or facsimile transmission, which notice must be received by Global Bondholder Services Corporation, the Exchange Agent for the exchange offer, on or prior to 12:00 midnight, New York City time, on the expiration date, as such date may be extended by Manor Care in its sole discretion, at Global Bondholder Services Corporation’s address as set forth on the back cover of the Offer to Exchange. Such notice of withdrawal must specify the name of the tendering holder of Old Notes, the aggregate amount of Old Notes to be withdrawn, a statement that such holder is withdrawing its election to have the Old Notes exchanged, and include the name and number of the DTC account to be credited with the withdrawn Old Notes. None of Manor Care, Global Bondholder Services Corporation, as the Exchange Agent or as the Information Agent, the trustee of the Old Notes or any other person will be under any duty to give notification of any defect or irregularity in any delivery or revocation of a tender or incur any liability for failure to give such notification.

     If all of the conditions to the exchange offer are satisfied or waived prior to the expiration date, as such date may be extended by Manor Care in its sole discretion, Manor Care will accept all Old Notes properly tendered and not withdrawn and will issue the New Notes and a one time cash payment equal to 0.25% of the principal amount of Old Notes exchanged promptly thereafter.

     Holders of Old Notes who exchange Old Notes for New Notes in the exchange offer generally should not recognize any gain or loss for United States federal income tax purposes as a result of an exchange of Old Notes for New Notes, however, Manor Care makes no assurances that the exchange offer will not be a taxable transaction.

     The information required to be disclosed by Rule 13e-4 under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Exchange and is incorporated herein by reference. Manor Care has also filed with the Securities and Exchange Commission a Schedule TO, which includes certain additional information relating to the exchange offer.

     The Offer to Exchange and the related Letter of Transmittal have been mailed to record holders of Old Notes and have been furnished to brokers, dealers, commercial banks, trust companies and similar persons for subsequent transmittal to beneficial owners of the Old Notes.

     The Offer to Exchange and the related Letter of Transmittal contain important information that should be read carefully before any decision with respect to the exchange offer is made.

     Any questions or requests for assistance may be directed to the Information Agent and the Exchange Agent at the telephone number and address set forth below. Requests for additional copies of the Offer to Exchange, the Letter of Transmittal or related documents may be directed to the Information Agent and the Exchange Agent at the telephone number and address set forth below. Holders of Old Notes may also contact their broker, dealer, commercial bank or trust company or other nominee for assistance concerning the exchange offer. To confirm delivery of Old Notes, contact the Exchange Agent, Global Bondholder Services Corporation at the telephone number and address set forth below.

The Information Agent and Exchange Agent for the exchange offer is:
Global Bondholder Services Corporation
65 Broadway — Suite 704
New York, New York 10006

Attn: Corporate Actions
Banks and Brokers Call: (212) 430-3774
Toll Free: (866) 470-4500